SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of November, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-______)

 Enclosure: Press Release - Copa Holdings Reports Earnings of US$30.3 Million and EPS of US$0.70 for 3Q08

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 11/12/2008
By: /s/ Victor Vial Name: Victor Vial Title: CFO

Copa Holdings Reports Earnings of US$30.3 Million and EPS of US$0.70 for 3Q08

Panama City, Panama --- November 13, 2008. Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the third quarter of 2008 (3Q08). The terms “Copa Holdings" or "the Company" refers to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented in accordance with US GAAP. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2007 (3Q07).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Copa Holdings reported net income of US$30.3 million for 3Q08, or diluted earnings per share (EPS) of US$0.70, as compared to net income of US$46.8 million or diluted EPS of US$1.08 in 3Q07.

•
Excluding special items, which for 3Q08 include a US$15.5 million non-cash charge associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported an adjusted net income of $45.8 million, or $1.05 per share, compared to an adjusted net income of US$39.1 million or US$0.90 per share for 3Q07. See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in financial tables section of this earnings release.

•
Operating income for 3Q08, came in at US$57.1 million, as compared to operating income of US$54.7 million for 3Q07. Excluding the special items recorded in 3Q07, operating income increased 19.6%, from US$47.7 million to US$57.1 million.

•
Operating margin decreased 4.3 percentage points, from 20.7% in 3Q07 to 16.4% in 3Q08, mainly due to higher fuel prices. Excluding special items recorded in 3Q07, operating margin decreased 1.7 percentage points.

•
In 3Q08, total revenues increased to US$348.9 million, representing growth of 31.8%, on a 9.3% capacity expansion. Yield per passenger mile increased 16.5% to 18.6 cents and operating revenue per available seat mile (RASM) increased 20.6% to 15.2 cents.

•
Revenue passenger miles (RPMs) increased 13.7% from 1.56 billion in 3Q07 to 1.78 billion in 3Q08, and available seat miles (ASMs) increased 9.3% from 2.10 billion in 3Q07 to 2.30 billion in 3Q08, with the Copa Airlines segment increasing 14.2% year-over-year and Aero Republica decreasing 9.8%, mainly as a result of its down-gauge to an Embraer-190 fleet.

•
Consolidated load factor increased 3.0 percentage points to 77.3%, driven by a year-over-year load factor improvement at both Copa Airlines and Aero Republica.  Copa Airlines´ load factor averaged 80.3% for 3Q08.

•
Operating cost per available seat mile (CASM) increased 27.2%, from 10.0 cents in 3Q07 to 12.7 cents in 3Q08. CASM, excluding fuel costs and special items, increased 5.1% from 6.9 cents in 3Q07 to 7.3 cents in 3Q08, mainly due to a 37.4% increase in Aero Republica’s unit costs driven a stronger Colombian currency, the effect of the down-gauge to an Embraer-190 fleet, as well as additional aircraft and engine maintenance events related to the MD-80 fleet.

•	Liquidity including cash, short term and long term investments, plus committed credit lines of US$19.5 million, ended the quarter at US$395.8 million, representing 32% of last twelve months revenues.

•
In August, Copa Airlines announced new service to three additional destinations: Oranjestad (Aruba), Valencia (Venezuela) and Santa Cruz (Bolivia). By year-end, Copa Airlines´ network is expected to serve 45 destinations in 24 countries in the Americas - by far, the most extensive network for intra-Latin American travel.

•	On August 21, Copa Airlines began service from Panama and connecting cities to Belo Horizonte, Brazil, becoming the Airlines´ fourth Brazilian destination.

•
Copa Airlines ended the quarter with a fleet of 40 aircraft, consisting of 27 Boeing 737 Next Generation aircraft and 13 Embraer-190 aircraft. During the fourth quarter, Copa Airlines expects to take delivery of two additional Embraer-190 aircraft to end the year with 42 aircraft. Copa Airlines currently has a contractual commitment for the delivery of a Boeing 737-800 aircraft in the month of November. This delivery will be delayed until 1Q09 as a result of Boeing’s Machinist Union strike. Aero Republica received two Embraer-190 aircraft and ended the quarter with a fleet of 13 aircraft, consisting of nine Embraer-190 and four MD-80 aircraft. Copa Holdings ended the quarter with a consolidated fleet of 53 aircraft.

•
For 3Q08, Copa Airlines reported on-time performance of 86.3% and a flight-completion factor of 99.3%, maintaining its position among the best in the industry. Additionally, Aero Republica’s on- time performance came in at 89.8%, leading the Colombian market both in domestic and international on-time performance.

•	In September, Copa Airlines was named "Best Airline" in Central America and the Caribbean for the fifth consecutive year by the independent aviation industry research company Skytrax.

Consolidated Financial & Operating Highlights	3Q08	3Q07	% Change		2Q08	% Change
RPMs (millions)	1,779	1,565	13.7%		1,559	14.1%
ASMs (mm)	2,300	2,104	9.3%		2,093	9.9%
Load Factor	77.3%	74.4%	3.0	p.p.	74.5%	2.9	p.p.
Yield	18.6	15.9	16.5%		18.0	3.1%
PRASM (cents)	14.4	11.8	21.2%		13.4	7.0%
RASM (cents)	15.2	12.6	20.6%		14.2	6.6%
CASM (cents)	12.7	10.0	27.2%		12.7	-0.4%
Adjusted CASM (cents) (1)	12.7	10.3	23.1%		12.7	-0.4%
Adjusted CASM Excl. Fuel (cents) (1)	7.3	6.9	5.1%		7.8	-6.4%
Breakeven Load Factor	64.5%	59.7%	4.8	p.p.	66.4%	-1.9	p.p.
Operating Revenues (US$ mm)	348.9	264.6	31.8%		297.9	17.1%
EBITDAR (US$ mm) (2)	63.9	80.6	-20.7%		66.7	-4.2%
Adjusted EBITDAR (US$ mm) (2)(3)	79.4	72.9	8.9%		61.1	30.0%
EBITDAR Margin (2)	18.3%	30.4%	-12.1	p.p.	22.4%	-4.1	p.p.
Adjusted EBITDAR Margin (2)(3)	22.7%	27.5%	-4.8	p.p.	20.5%	2.3	p.p.
Operating Income (US$ mm)	57.1	54.7	4.3%		31.2	83.0%
Adjusted Operating Income (US$ mm)(1)	57.1	47.7	19.6%		31.2	83.0%
Operating Margin	16.4%	20.7%	-4.3	p.p.	10.5%	5.9	p.p.
Adjusted Operating Margin (1)	16.4%	18.0%	-1.7	p.p.	10.5%	5.9	p.p.
Net Income (US$ mm)	30.3	46.8	-35.2%		30.4	-0.3%
Adjusted Net Income (US$ mm) (3)	45.8	39.1	17.1%		24.8	85.1%
EPS - Basic (US$)	0.70	1.09	-35.6%		0.70	-0.3%
Adjusted EPS - Basic (US$) (3)	1.06	0.91	16.4%		0.57	85.1%
EPS - Diluted (US$)	0.70	1.08	-35.2%		0.70	-0.3%
Adjusted EPS - Diluted (US$) (3)	1.05	0.90	17.1%		0.57	85.0%
Weighted Avg. # of Shares - Basic (000)	43,195	42,938	0.6%		43,195	0.0%
Weighted Avg. # of Shares - Diluted (000)	43,491	43,479	0.0%		43,465	0.1%

(1) Adjusted Operating Income and Adjusted CASM exclude for 3Q07 a US$8.0 million pre-tax non-recurring gain related to insurance proceeds in excess of aircraft book value and a US$1.0 million special charge related to the early termination of MD-80 aircraft leases, as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet.
(2) EBITDAR means earnings before interest, taxes, depreciation, amortization and rent.
(3) Adjusted EBITDAR, Adjusted Net Income and Adjusted EPS (Basic and Diluted): a) Excludes for 3Q07 a US$8.0 million pre-tax non-recurring gain related to insurance proceeds in excess of aircraft book value and a US$1.0 million special charge related to the early termination of MD-80 aircraft leases, as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet. b) Excludes for 3Q08 a non-cash charge of US$15.5 million, for 3Q07 a non-cash gain of US$0.7 million and for 2Q07 a non-cash gain of US$5.7 million associated with the mark-to-market of fuel hedges.
Note:  Attached to this press release is a reconciliation of non-GAAP financial measures to the comparable US GAAP measures.

MANAGEMENT’S COMMENTS ON 3Q08 RESULTS

Copa Holdings third quarter was positively impacted by strong underlying demand, which enabled the Company to significantly offset the effect of unprecedented high fuel prices experienced during the quarter.

For 3Q08 the company recorded operating income of US$57.1 million, a 4.3% increase over 3Q07. Operating margin decreased 4.3 percentage points from 20.7% to 16.4%, maintaining its position as one of the most profitable airlines in the world. Excluding special items recorded in 3Q07, operating income increased 19.7% year-over-year.

Total revenues increased 31.8% during the quarter, significantly outpacing capacity expansion of 9.3%, which led to a 20.6% increase in revenues per ASM (RASM) from 12.6 cents to 15.2 cents. Passenger revenues, which represented 95% of total revenues, increased 32.5% to US$330.3 million, due to a 9.3% increase in capacity and a 21.2% increase in passenger revenue per ASM. The latter was driven by a 16.5% increase in yield and a 3.0 percentage point increase in consolidated load factor from 74.4% to 77.3%.

In 3Q08, Copa Airlines’ yields came in at 17.1 cents, representing an increase of 17.7% compared to 3Q07 and 2.8% compared to 2Q08. Copa Airlines yields increased mainly as a result of strong demand and revenue management initiatives that resulted in increased fares and fuel surcharges. Aero Republica’s yields increased 19.1% to 27.8 cents and continued to benefit from a stronger Colombian currency during the period and increased capacity in higher yielding international flights.

Consolidated operating expenses for 3Q08 increased 39.0% to US$291.8 million, while consolidated operating expenses per ASM (CASM) increased 27.2% to 12.7 cents. Excluding special items recorded in 3Q07, CASM increased 23.1% from 10.3 cents to 12.7 cents.

Excluding fuel costs and special items, unit costs increased 5.1% to 7.3 cents, in line with managements expectations, mostly as a result of an increase in Aero Republica’s unit cost mainly driven by timing of major overhaul events related to their MD-80 fleet, Colombian currency appreciation and down-gauging to an Embraer-190 fleet.

Aircraft fuel expense increased 74.7% or US$53.3 million compared to 3Q07. Of this increase, US$47.6 million resulted from a 62.7% increase in Jet fuel prices, which net of realized hedge gains, increased 62.7% from an average of US$2.34 in 3Q07 to US$3.81 in 3Q08.

For 3Q08, the Company had fuel hedges in place representing 25% of its consolidated volume. Continuing with the execution of its fuel hedge policy, the company currently has hedged approximately 25% of its consolidated fuel requirements for the fourth quarter of 2008. Year to date the company has recorded realized hedge gains of US$16.1 million. For 2009 and 2010, the Company currently has hedged 21% and 4% of its consolidated volume, respectively. Hedging instruments include jet fuel swaps and crude oil swaps and zero-cost collars.

The Company recorded a non-operating expense of US$25.0 million for 3Q08 compared to a US$4.1 million non-operating expense in 3Q07. This expense resulted mainly from the mark-to-market of fuel hedge contracts which for 3Q08 resulted in an unrealized charge of US$15.5, as compared to an unrealized gain of US$0.7 million in 3Q07.

The Company maintains a solid liquidity position, which includes US$20 million in committed credit lines, for a total of US$395.8 million in 3Q08 and representing approximately 32% of the last twelve-months´ revenues. During the same period, total debt amounted to US$882.1 million, which relates for the most part to aircraft and equipment financing.

The Company has secured commitments for all financing needs for the remainder of 2008, which consists of the financing of one Embraer-190 aircraft to be delivered to Copa Airlines in November. For 2009, the Company expects to receive four aircraft, two purchased Boeing 737-800s for Copa Airlines and two leased Embraer-190s for Aero Republica. The Company has already secured financing and US EXIM Bank preliminary commitments for the two Boeing 737-800 deliveries.

For 3Q08, Aero Republica recorded operating income of US$5.7 million, compared to operating income, excluding special items of US$11.5 million in 3Q07, mainly as a result of higher fuel prices and more scheduled maintenance events related to its MD-80 fleet. The airline continues to focus on its international expansion and fleet transition strategy aimed at replacing its MD-80 fleet with modern and fuel efficient Embraer-190 aircraft.

On the operational front, Aero Republica’s capacity, in terms of ASMs flown in Embraer-190 aircraft as a percentage of its total capacity, increased from 16.4% in 3Q07 to 50.4% in 3Q08.  As part of its international expansion, Aero Republica’s international capacity almost doubled year-over-year reaching 24.4% of total capacity during 3Q08 as compared to 12.1% in 3Q07. Year to date, Aero Republica leads the Colombian market, both in domestic and international on-time performance.

Copa Holdings’ strong third quarter results and strong balance sheet underscore its ability to operate profitably and grow in a challenging fuel price environment. Going forward, Copa Airlines will keep on strengthening and expanding its network with the delivery of two Embraer-190 aircraft in the fourth quarter, ending the year with a fleet of 42 aircraft. Additionally, Aero Republica will continue its fleet transition and is expected to end the year with a fleet of 13 aircraft, 9 Embraer-190’s and 4 MD-80’s. On a consolidated basis, Copa Holdings is expected to end 2008 with a consolidated fleet 55 aircraft.

OUTLOOK FOR 2008

Looking forward, Copa Holdings will continue its focus on profitable growth and the execution of its proven business model of efficiently connecting the Americas through Copa Airlines´ centrally located Hub of the Americas in Panama City. Based on 3Q08 results and our expectations for the fourth quarter, the Company is maintaining its guidance for full year 2008 as follows:

Financial Outlook (US GAAP)	2008 - Full Year
ASMs (billion)	+/-8.8
Average Load Factor	+/-76%
RASM (cents)	+/-14.5
CASM Ex-fuel (cents)	+/- 7.5
Operating Margin	15-17%

However, whereas in its previous guidance the Company had expected to come in at the low end of its operating margin range of 15% to 17%, it now expects to come in at or above the middle of the range as a result of a decrease in the estimated price of jet fuel for the year, from an average effective price per gallon, including hedge effect, from $3.17 to $3.05.

OUTLOOK FOR 2009 - PRELIMINARY

For 2009, preliminary guidance calls for consolidated capacity growth of approximately 13%, mainly as a result of the full year effect of capacity introduced in 2008.  Load factors are expected to come in slightly below 2008 levels, while unit revenues (RASM) are expected to decline approximately 6% mainly as a result of a gradual decrease in surcharges as a consequence of lower fuel prices.  Unit costs excluding fuel, CASM ex-fuel, are expected to remain at 2008 levels.   However, as a result of lower expected jet fuel prices, the Company is projecting an operating margin in the range of 16.0% to 18.0% for 2009.  The estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into plane costs for 2009 is US$2.71.

Financial Outlook (US GAAP)	2009 - Full Year
ASMs (billion)	+/-10.0
Average Load Factor	+/-75%
RASM (cents)	+/-13.6
CASM Ex-fuel (cents)	+/- 7.5
Operating Margin	16.0-18.0%

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q08 totaled US$348.9 million, a 31.8% or US$84.3 million increase over operating revenue of US$264.6 million in 3Q07, mainly due to a 37.4% or US$76.0 million increase in Copa Airlines’ operating revenue and an 18.4% or US$11.5 million increase in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 3Q08 totaled US$279.3 million, a 37.4% increase over operating revenue of US$203.3 million in 3Q07. This increase was primarily due to a 37.5% or US$71.6 million increase in passenger revenue.

Passenger revenue. For 3Q08 passenger revenue totaled US$262.7 million, a 37.5% increase over passenger revenue of US$191.1 million in 3Q07 as ASMs increased by 14.2% in 3Q08 as compared to 3Q07. Passenger yield increased 17.7% to 17.1 cents, while load factor increased from 78.5% in 3Q07 to 80.3% in 3Q08.
Cargo, mail and other. Cargo, mail and other revenue totaled US$16.6 million in 3Q08, a 36.1% increase over cargo, mail and other of US$12.2 million in 3Q07.

Aero Republica operating revenue

During 3Q08, Aero Republica generated operating revenue of US$73.8 million, representing an 18.4% increase over 3Q07. This increase resulted mainly from a US$9.3 million or 16.0% increase in passenger revenue. During the quarter Aero Republica’s capacity (ASMs) decreased by 9.8% mainly as a result of the down-gauge from an MD-80 fleet to an Embraer-190 fleet, while traffic (RPMs) decreased 2.6%, resulting in a load factor of 62.9% or 4.6 percentage points above 3Q07. Yields increased by 19.1% primarily due to the strengthening of the Colombian currency, higher domestic fares and increased capacity in higher yielding international routes.

Operating expenses

For 3Q08, consolidated operating expenses rose 39.0% to US$291.8 million, representing operating cost per available seat mile (CASM) of 12.7 cents. Operating cost per available seat mile (CASM), excluding fuel costs and special items, increased 5.1% from 6.9 cents in 3Q07 to 7.3 cents in 3Q08. However, on a quarter-over-quarter basis, CASM excluding fuel cost decreased 6.4%. An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 3Q08, aircraft fuel totaled US$124.7 million, a US$53.3 million or 74.7% increase over aircraft fuel of US$71.4 million in 3Q07. This increase was primarily a result of a 8.4% increase in gallons consumed resulting from increased capacity and a 62.7% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$3.81 in 3Q08 as compared to US$2.34 in 3Q07.

Salaries and benefits. For 3Q08, salaries and benefits totaled US$35.2 million, a 21.5% increase over salaries and benefits of US$29.0 million in 3Q07. This increase was mostly a result of an overall increase in operating headcount to support additional capacity and the effect of the Colombian currency appreciation.

Passenger servicing. For 3Q08, passenger servicing totaled US$25.9 million, a 12.8% increase over passenger servicing of US$22.9 million in 3Q07. This increase was primarily a result of an increase in passengers carried by Copa Airlines, more international service offered by Aero Republica and the effect of the Colombian currency appreciation.

Commissions. For 3Q08, commissions totaled US$17.6 million, an 11.3% increase over commissions of US$15.8 million in 3Q07. This increase was primarily a result of higher passenger revenue partially offset by lower average commission rates in both Copa Airlines and Aero Republica.

Reservations and sales. Reservations and sales totaled US$14.0 million, a 7.6% increase over reservation and sales of US$13.1 million in 3Q07. This increase was primarily a result of more passengers carried by Copa Airlines.

Maintenance, material and repairs. For 3Q08, maintenance, material and repairs totaled US$15.2 million, a 13.6% increase over maintenance, material and repairs of US$13.4 million in 3Q07. This increase was primarily a result of more major overhaul events scheduled at Aero Republica.

Depreciation. Depreciation totaled US$11.1 million in 3Q08, a 22.9% increase over depreciation of US$9.1 million in 3Q07. This increase was primarily related to the depreciation of new aircraft and spares.

Aircraft Rentals. Aircraft rentals totaled US$10.2 million in 3Q08, a 2.2% decrease over aircraft rentals of US$10.5 million in 3Q07. This decrease was primarily related to wet-lease expenses which were incurred in 3Q07 to cover capacity needs.

Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 22.5% from US$19.1 million in 3Q07 to US$23.3 million in 3Q08, primarily as a result of increased capacity, more international flying by Aero Republica and higher crew related expenses.

Other. Other expenses totaled US$14.5 million in 3Q08, an increase of US$9.7 million, primarily related to a US$8.0 million non-recurring gain related to insurance proceeds in excess of aircraft book value, excluding this extraordinary item, Other expenses increased by 13.3%.

Special fleet charges. During 3Q07 we registered a US$1.0 million charge related to the accrual of costs associated with terms negotiated for the early termination of two MD-80 aircraft as a result of Aero Republica’s ongoing transition to a more fuel efficient all EMBRAER-190 fleet. During 3Q08 we did not incur in any special fleet charges.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 36.4% to US$227.9 million from US$167.1 million in 3Q07. Operating expenses per available seat mile increased 19.5% to 11.9 cents in 3Q08 from 10.0 cents in 3Q07. Excluding fuel costs, operating expenses per available seat mile remained unchanged at 6.8 cents.

Aircraft fuel. For 3Q08, aircraft fuel totaled US$97.6 million, an 82.1% increase over aircraft fuel expense of US$53.6 million in the same period in 2007. This increase was primarily a result of a 15.0% increase in gallons consumed resulting from increased capacity and a 60.4% increase in the average price per gallon of jet fuel (all-in), which net of hedges averaged US$3.69 in 3Q08 as compared to US$2.30 in 3Q07.

Salaries and benefits. For 3Q08, salaries and benefits totaled US$27.4 million, a 20.9% increase over salaries and benefits of US$22.6 million in the same period in 2007. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.

Passenger servicing. Passenger servicing totaled US$21.4 million for 3Q08, a 13.4% increase over passenger servicing of US$18.9 million in 3Q07. This increase was primarily the result of an increase in passengers carried.

Commissions. Commissions totaled US$13.7 million for 3Q08, a 26.3% increase over commissions of US$10.9 million in 3Q07. This increase was primarily a result of a 37.5% increase in passenger revenue, partially offset by a lower average commission rate.

Reservations and sales. Reservations and sales totaled US$10.5 million, an 8.3% increase over reservation and sales of US$9.7 million in 3Q07. This increase was primarily a result of more passengers carried.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$10.9 million in 3Q08, a 2.4% increase over maintenance, materials and repairs of US$10.7 million in 3Q07. This increase resulted from higher capacity mostly offset by less major overhaul events during the period.

Depreciation. Depreciation totaled US$9.9 million in 3Q08, a 26.5% increase over depreciation of US$7.9 million in 3Q07, primarily related to depreciation of new aircraft and spare parts.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 18.0% from US$15.1 million in 3Q07 to US$17.8 million in 3Q08, primarily as a result of increased capacity.

Other. Other expenses increased a total of US$0.9 million from US$9.6 million in 3Q07 to US$10.4 million in 3Q08.

Aero Republica operating expenses

Aero Republica’s operating expenses increased 55.3% to US$68.1 million in 3Q08 from US$43.9 million in 3Q07. Operating expenses per available seat mile (CASM) increased 72.1% to 17.6 cents in 3Q08 from 10.2 cents in 3Q07. CASM, excluding fuel costs and special items, increased 37.4% from 7.7 cents in 3Q07 to 10.6 cents in 3Q08, mainly due a stronger Colombian currency, the effect of the down-gauge to an Embraer-190 fleet, as well as additional aircraft and engine maintenance events related to the MD-80 fleet.

Non-operating income (expense)

Consolidated non-operating expenses totaled an expense of US$25.0 million in 3Q08, compared to a US$4.1 million expense in 3Q07.

Interest expense. Interest expense totaled US$10.4 million in 3Q08, a 9.9% decrease over interest expense of US$11.5 million in 3Q07, primarily as a result of lower rates on variable rate debt.

Interest capitalized. Interest capitalized totaled US$0.4 million in 3Q08, a 45.6% decrease over 3Q07.

Interest income. Interest income totaled US$2.9 million, a 10.9% decrease over interest income of US$3.3 million in 3Q07, mostly a result of lower rates on investments.

Other, net. Other net totaled a loss of US$17.9 million in 3Q08, mainly related to a US$15.5 million non-cash loss related to the mark-to-market of fuel hedge contracts, in addition to foreign exchange losses.

About Copa Holdings

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service. Copa Airlines currently offers approximately 136 daily scheduled flights to 42 destinations in 22 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena and Medellin.

CONTACT: Copa Holdings S.A.
Investor Relations:
Ph: (507) 304-2677
e-mail: investorrelations@copaair.com
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%		Unaudited	%
	3Q08	3Q07	Change		2Q08	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,302	1,253	4.0%		1,168	11.5%
Revenue passengers miles (RPMs) (mm)	1,779	1,565	13.7%		1,559	14.1%
Available seat miles (ASMs) (mm)	2,300	2,104	9.3%		2,093	9.9%
Load factor	77.3%	74.4%	3.0	p.p.	74.5%	2.9	p.p.
Break-even load factor	64.5%	59.7%	4.8	p.p.	66.4%	-1.9	p.p.
Yield (cents)	18.6	15.9	16.5%		18.0	3.0%
RASM (cents)	15.2	12.6	20.6%		14.2	6.6%
CASM (cents)	12.7	10.0	27.2%		12.7	-0.4%
Adj.CASM - excl. special charges and fuel (cents)	7.3	6.9	5.1%		7.8	-6.4%
Fuel gallons consumed (mm)	32.4	29.9	8.4%		29.7	9.4%
Average price of Fuel - Net of Hedges (US$)	3.81	2.34	62.7%		3.47	9.9%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,536	1,315	16.8%		1,357	13.2%
Available seat miles (ASMs) (mm)	1,914	1,676	14.2%		1,732	10.5%
Load factor	80.3%	78.5%	1.8	p.p.	78.3%	77.3	p.p.
Break-even load factor	65.0%	63.3%	1.7	p.p.	65.9%	-0.9	p.p.
Yield (US$ cents)	17.1	14.5	17.7%		16.6	2.8%
RASM (cents)	14.6	12.1	20.4%		13.9	5.0%
CASM (cents)	11.9	10.0	19.5%		11.9	-0.3%
Adj.CASM - excl. special charges and fuel (cents)	6.8	6.8	0.6%		7.2	-5.9%
Fuel gallons consumed (mm)	26.2	22.8	15.0%		23.7	10.6%
Average price of Fuel - Net of Hedges (US$)	3.69	2.30	60.5%		3.38	9.1%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	243	249	-2.6%		202	20.2%
Available seat miles (ASMs) (mm)	386	428	-9.8%		361	7.1%
Load factor	62.9%	58.2%	4.6	p.p.	56.0%	77.3	p.p.
Break-even load factor	58.4%	45.9%	12.5	p.p.	61.7%	77.3	p.p.
Yield (cents)	27.8	23.4	19.1%		27.3	1.9%
RASM (cents)	19.1	14.6	31.2%		16.7	14.3%
CASM (cents)	17.6	10.2	72.1%		17.5	0.9%
Adj.CASM - excl. special charges and fuel (cents)	10.6	7.7	37.3%		11.2	-5.0%
Fuel gallons consumed (mm)	6.3	7.2	-12.5%		6.0	4.9%
Average price of Fuel - Net of Hedges (US$)	4.32	2.48	74.2%		3.38	27.5%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q08	3Q07	Change	2Q08	Change
Operating Revenues
Passenger Revenue	330,319	249,346	32.5%	280,919	17.6%
Cargo, mail and other	18,597	15,288	21.6%	17,010	9.3%
Total Operating Revenue	348,916	264,634	31.8%	297,929	17.1%

Operating Expenses
Aircraft fuel	124,678	71,364	74.7%	104,239	19.6%
Salaries and benefits	35,247	29,001	21.5%	32,553	8.3%
Passenger servicing	25,885	22,944	12.8%	23,375	10.7%
Commissions	17,600	15,820	11.3%	17,818	-1.2%
Reservations and sales	14,048	13,050	7.6%	14,505	-3.2%
Maintenance, material and repairs	15,199	13,384	13.6%	16,180	-6.1%
Depreciation	11,132	9,056	22.9%	10,433	6.7%
Flight operations	14,751	12,242	20.5%	14,015	5.3%
Aircraft rentals	10,245	10,478	-2.2%	12,012	-14.7%
Landing fees and other rentals	8,597	6,818	26.1%	7,557	13.8%
Other	14,461	4,748	204.6%	14,047	2.9%
Special fleet charges	-	1,009	-	-	-
Total Operating Expense	291,843	209,913	39.0%	266,734	9.4%

Operating Income	57,073	54,721	4.3%	31,195	83.0%

Non-operating Income (Expense):
Interest expense	(10,385)	(11,524)	-9.9%	(9,815)	5.8%
Interest capitalized	391	719	-45.6%	484	-19.2%
Interest income	2,903	3,259	-10.9%	2,596	11.8%
Other, net	(17,894)	3,496	-611.9%	9,479	-288.8%
Total Non-Operating Income/(Expense)	(24,985)	(4,050)	516.9%	2,744	-1010.7%

Income before Income Taxes	32,088	50,670	-36.7%	33,938	-5.5%

Provision for Income Taxes	1,745	3,848	-54.7%	3,507	-50.2%

Net Income	30,343	46,822	-35.2%	30,431	-0.3%

Basic EPS	0.70	1.09	-35.6%	0.70	-0.3%
Basic Shares	43,194,566	42,937,844	0.6%	43,194,566	0.0%

Diluted EPS	0.70	1.08	-35.2%	0.70	-0.3%
Diluted Shares	43,490,728	43,479,214	0.0%	43,464,749	0.1%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)

	September 30,	June 30,	September 30,
	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$200,272	$223,505	$244,127
Short-term investments	152,942	86,500	22,500
Total cash, cash equivalents and short-term investments	353,214	310,005	266,627

Accounts receivable, net of allowance for doubtful accounts	103,362	97,525	106,581
Accounts receivable from related parties	1,710	2,108	1,440
Expendable parts and supplies, net of allowance for obsolescence	17,167	18,287	11,686
Prepaid expenses	26,689	23,173	18,211
Other current assets	8,954	23,395	9,430
Total Current Assets	511,096	474,493	413,976

Long-term investments	23,055	17,730	21,038

Property and Equipment:
Owned property and equipment:
Flight equipment	1,309,928	1,300,486	1,107,952
Other equipment	53,406	53,263	48,628
	1,363,334	1,353,749	1,156,580
Less: Accumulated depreciation	(164,820)	(155,915)	(127,760)
	1,198,514	1,197,834	1,028,820
Purchase deposits for flight equipment	68,738	64,567	73,004
Total Property and Equipment	1,267,252	1,262,401	1,101,824

Other Assets:
Net pension asset	1,463	1,236	868
Goodwill	22,421	25,355	24,100
Intangible asset	32,876	37,177	35,336
Other assets	30,811	31,020	27,455
Total Other Assets	87,571	94,788	87,759
Total Assets	$1,888,974	$1,849,412	$1,624,596

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$119,150	$100,454	$110,777
Accounts payable	56,030	48,213	52,828
Accounts payable to related parties	8,453	9,511	6,040
Air traffic liability	214,641	195,579	152,352
Taxes and interest payable	39,437	38,208	43,622
Accrued expenses payable	44,966	44,599	40,858
Other current liabilities	15,453	4,190	9,544
Total Current Liabilities	498,130	440,754	416,020

Non-Current Liabilities:
Long-term debt	762,977	795,820	696,692
Post employment benefits liability	1,846	1,897	1,996
Other long-term liabilities	9,625	10,965	9,209
Deferred tax liabilities	6,280	8,375	5,291
Total Non-Current Liabilities	780,728	817,057	713,188
Total Liabilities	1,278,858	1,257,811	1,129,209

Shareholders' Equity:
Class A - 30,416,440 shares issued and outstanding	20,761	20,761	20,586
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	12,299	11,160	6,827
Retained earnings	575,666	545,322	456,123
Accumulated other comprehensive income (loss)	(7,332)	5,636	3,129
Total Shareholders' Equity	610,116	591,601	495,387
Total Liabilities and Shareholders' Equity	$1,888,974	$1,849,412	$1,624,596

Copa Holdings, S.A.

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted CASM, Adjusted CASM Excluding Fuel, Adjusted EBITDAR, Adjusted Operating Income, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable US GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable US GAAP measures:

Reconciliation of EBITDAR
Excluding Special Items	3Q08	3Q07	2Q08

Net income as Reported	$30,343	$46,822	$30,431

Interest Expense	(10,385)	(11,524)	(9,815)
Capitalized Interest	391	719	484
Interest Income	2,903	3,259	2,596
Income Taxes	(1,745)	(3,848)	(3,507)
EBIT	39,179	58,216	40,674

Depreciation and Amortization	11,132	9,056	10,433
EBITDA	50,311	67,272	51,107

Aircraft Rent	10,245	10,478	12,012
Other Rentals	3,341	2,814	3,610
EBITDAR	$63,897	$80,564	$66,729

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	15,479	(677)	(5,679)
Special Items (2)	-	(7,010)	-
Adjusted EBITDAR	$79,376	$72,878	$61,050

Reconciliation of Operating Income
Excluding Special Items	3Q08	3Q07	2Q08

Operating Income as Reported	$57,073	$54,721	$31,195

Special Items (adjustments):
Special Items, net (2)	-	(7,010)	-
Adjusted Operating Income	$57,073	$47,711	$31,195

Reconciliation of Net Income
Excluding Special Items	3Q08	3Q07	2Q08

Net income as Reported	$30,343	$46,822	$30,431

Special Items (adjustments):
Unrealized gain (loss) on fuel hedging instruments (1)	15,479	(677)	(5,679)
Special Items, net (2)	-	(7,010)	-
Adjusted Net Income	$45,822	$39,136	$24,752

Shares used for Computation (in thousands)
Basic	43,195	42,938	43,195
Diluted	43,491	43,479	43,465

Adjusted earnings per share
Basic	1.06	0.91	0.57
Diluted	1.05	0.90	0.57

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	3Q08	3Q07	2Q08

Operating Costs per ASM as Reported	12.7	10.0	12.7
Aircraft fuel per ASM	5.4	3.4	5.0
Operating Costs per ASM excluding fuel	7.3	6.6	7.8
Special Items (adjustments):
Special Items per ASM, net (2)	-	0.3	-
Operating expenses excluding fuel and special items	7.3	6.9	7.8

FOOTNOTES:

(1)
The 3Q08 period included a non-cash charge of US$15.5 million, the 3Q07 and 2Q07 periods included non-cash gains of US$0.7 million and US$5.7 million, respectively, resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.

(2)
Special items for the 3Q07 period include a US$8.0 million pre-tax non-recurring gain related to insurance proceeds in excess of aircraft book value and a US$1.0 million special charge related to the early termination of MD-80 aircraft leases, as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet.